INVEST IN **OPENSEED**

Tech-powered meditation pods for the workplace and other commercial spaces.



LEAD INVESTOR

Alain Revah

Health is the new wealth. OpenSeed has a lot going for it including three superstars: - Yves Behar, the best product designer in the world, designed it, - Deepak Chopra, the leading wellness meditation expert globally, is a partner - Jonathan Marcoshamer, the founder and CEO is so passionate about this project he will never give up. Meditation is for everyone and so far there are only content apps tackling the market...Now there is OpenSeed.

Invested $1,000 this round

openseed.co Miami FL

Hardware | Technology | Software | B2B | Design

Highlights

1. Partnership with Deepak Chopra
2. Design concept and advisory led by Yves Behar, founder and CEO of fuseproject.
3. $200K in generated sales via licensing.
4. PO's from 2 Fortune 500's. $500K in PO's & reservations (Not guaranteed to convert to revenues)
5. Completed 10-month pilot at Cambridge Innovation Center in Miami and a research study in Japan.

5. Completed 10-month pilot at Cambridge Innovation Center in Miami and a research study in Japan.

6. Rapid growth in Health and Wellness Market, expected to reach $4 trillion
7. Advisory team from Peloton & Muse. Founder with 22+ years experience.
8. Featured in The New York Times, Business Insider, Yoga Journal, and many more

8 Featured in The New York Times, Business Insider, Yoga Journal, and many more.

Our Team



Jonathan Marcoschamer Founder & CEO

Over 20 years of experience working in the start-up ecosystem as an analyst, consultant, executive, and entrepreneur. Co-founded multiple companies and featured on CNN, Fox Business News, Sundance Channel, and Univision.

After a 10-day silent meditation course that changed my life, I realized that meditation is a tool that everyone should have. While sitting in a noisy office, I found it very difficult to meditate as there was no quiet space available....so I thought to myself, how can we design a space that made it easy to learn and practice meditation ?



Deepak Chopra Advisor

World-renowned pioneer in integrative medicine and personal transformation. Author of over 90 books translated into over forty-three languages, including numerous New York Times bestsellers. Founder of The Chopra Foundation.



Yves Behar Designer / Advisor

Award-winning designer. Founder and CEO fuseproject, Co-founder and CCO August, Co-founder Canopy, Co-founder and CCO FORME Life



Amanda Gilbert Content Advisor

Meditation teacher, author, speaker, lecturer of mindfulness at USC. Led meditation for top companies like NBC, Paramount Pictures, W Hotels, Merrill Lynch, Macy's and YouTube. Center Director for The Aging Metabolism and Emotions Center at UCSF.



Deepak Mulchandani Technical Advisor

SVP of Product Engineering @Peloton, Executive Consultant @Google



Jay Vidyarthi UX/UI Advisor

Former Head of UX of Muse: the brain sensing headband.



Alain Revah Business Strategy Advisor

*VP Business &Corporate Development - Poshmark *Chief Marketing & Strategy Officer - Ynsect

A Solution to Elevate Mental Wellbeing

OpenSeed has developed meditation pods for the workplace and other commercial spaces. These pods are designed to quickly induce calm & facilitate access to elevated states of mental wellbeing. We are part of the solution to the worldwide mental health crisis and the $4 trillion a year wellness market.

- Mental health issues have cost individuals and companies billions of dollars in medical bills, lost productivity, and wellbeing.
- Although meditation has been proven to alleviate stress, improve mental health, and increase productivity, most workplaces don't offer spaces conducive for meditation. According to a research report by JLL, a world leader in real estate services, only 17% of workers have access to relaxation spaces.





Partnership with Dr. Deepak Chopra

OpenSeed has partnered with Deepak Chopra to develop content, conduct

clinical studies (on intentional environments for meditation), and provide marketing support.


"OpenSeed's meditation pods can play an important role in facilitating meditation in the workplace, residences, and commercial spaces. The pods are unique environments that beautifully integrate industrial design, technology, music, and guided meditations to ease stress and provide access to expanded states of awareness.
Given the mental health crisis that we are facing, OpenSeed offers the type of solution that could help many people reap the vast benefits of meditation."
- Dr. Deepak Chopra

SOLUTION

In these isolated environments, uninterrupted by distractions and immersed in a therapeutic experience, an individual has a much greater potential to quiet the mind and restore calm, focus, clarity, and positive energy.




Touchscreen
Air Purification
Aromatherapy
Speakers
Guided Meditations
Light Therapy
Headphones
Sound Isolating Shell

By designing experiences that integrate sound, guided meditations, essential oils, and lighting, we are able to induce calm and facilitate access to higher states of awareness.

- **Effective** - Facilitates access higher state of awareness, where creativity

- **Effective** - Facilitates access higher state of awareness, where creativity flows and productivity peaks.
- **Convenient** - A single solution that includes the space (pod) and content.
- **Affordable** - More economical than building a meditation room.
- **Beautiful** - Free-standing design enhances the aesthetics of any space and integrates elegantly with existing office furniture.
- **Exclusive** - Provides employees with an amenity/ experience they can only access in the workplace.
- **Upgradeable** - Fresh and personalized content encourages repeat, long-term usage. Upgradeable features include premium content, VR/AR, and other immersive experiences in the future.

TECHNOLOGY PLATFORM

We're building a technology platform that powers a network of pods and spaces designed for meditation and immersive wellness experiences. We currently have two products in the works:

- **Lotus (prototype)**
- **Iris (Concept)**



OpenSeed
Backend
Front End
The Box

LOTUS
Existing Prototype
$27,500

IRIS
Concept
$16,000

Front End: Enables users to login and select their desired meditation experience, control volume, and lights intensity.

Back End: Enables OpenSeed to manage thousands of pods remotely, updating content, personalizing each pod's UI for client's preferences, and much more.

The Box: Contains all the hardware necessary to power and control the lights, fans, sound system, and peripheral devices

BUSINESS MODEL

Hardware Sales + Monthly Subscriptions



IRIS
$ 16,000
~$485/month



LOTUS
$27,500
~$850/month


OpenSeed

COMMERCIAL
$10/month per user

RESIDENTIAL
$40/month (up to 5 users)


CHOPRA
FOUNDATION

FINANCIAL PROJECTIONS

	2022	2023	2024***	2025	2026
Total # of Units Sold	7	217	1,549	3,287	6,637
Total Pods in the Market	7	224	1,761	4,961	11,350
Total Sales	$192,500	$3,795,681	$25,308,373	$58,160,056	$99,733,606
Gross Profit	$70,000	$1,793,920	$15,786,905	$36,832,167	$63,395,198
Total Expenses	702,219	$2,686,397	$15,390,327	$34,734,976	$45,022,093
Net Income	($632,219)	(684,636.17)	$396,578	$2,097,191	$18,373,105

Forward-looking projections cannot be guaranteed.

SALES

We currently have $187K in purchase orders and and pre-launch reservations worth $307K in sales. Total sales potential: $494K.


$99,733,606
$58,160,056
$25,308,373
$3,795,681
$192,500
2022
2023
2024
2025
2026

Forward-looking projections are not guaranteed.

GROWTH OF POD NETWORK


Growth of Pod Network
# of pods sold
Total # of pods
in the network
7
7
2,791
3,110
5,705
8,659
6,971
15,198
2022
2023
2024
2025
2026

Forward looking projections cannot be guaranteed.

Growth of hardware sales will be driven by:

- Entry into high potential clients like healthcare systems (ex. Cleveland Clinic), co-working spaces (ex. WeWork) and corporate office with multiple offices (ex. Morgan Stanley).
- Strategic partnerships that provide access to commercial real estate projects (office renovations, new construction projects).
- Lower-priced pods (via further R&D, economies of scale, and production capacity)

TEAM



Jonathan Marcoschamer
Founder

Over 20 years of experience working in the start-up ecosystem as an analyst, consultant, executive, and entrepreneur.



Dr. Deepak Chopra
Advisor

Best-selling author, speaker, and world-renowned pioneer in integrative medicine and personal transformation



Yves Behar
Designer / Advisor

World-renowned and award-winning product and industrial designer, CEO of fuseprojects.









Amanda Gilbert
Advisor

Meditation teacher, speaker, lecturer of mindfulness at USC, and the author of Kindness Now. She has led meditation for Fortune 500 companies.



Deepak Mulchandani
Technical Advisor

Former SVP of Product Engineering at Peloton Interactive. More than 25 years experience (Google, Barnes & Noble, and Hewlett-Packard)

PELOTON



Jay Vidyarthi
UX/UI Advisor

More than 15 years experience in UX and early stage companies. Former head of UX at Muse.

muse™

WHAT PROBLEMS DOES OUR PRODUCT SOLVE ?



Chronic stress and other mental health issues have cost individuals and companies billions of dollars in medical bills, lost productivity, and wellbeing.



Even with hundreds of meditation apps, millions of people still find it challenging to start or maintain a consistent meditation practice.



Most offices and workplaces do not offer spaces that are conducive to meditation, missing an opportunity to increase productivity, employee wellbeing.



Employers need to attract and retain employees back to the office in a new, remote-first workplace.









TESTIMONIALS

Featured in:

design milk™ Miami Herald The New York Times interiors+sources BUILDINGS

yoga journal BUSINESS INSIDER Expansión allwork



Eli

"Apart from being strikingly beautiful, the pod sessions are powerful and and effective, which allows our members to take short and rejuvenating breaks throughout the day. It's been an excellent addition to our wellness programming."



Matt

"The pod lead to an incredibly refreshing meditation session. As someone who meditates often, it helped me continue my practice during the workday. This is invaluable in any work space and I can see it leading to an increase in my productivity as well as my team's."



Priscilla

"When you close your eyes, you feel as if you're in a real sound healing session with the vibrations enveloping your body. Very powerful and therapeutic."



Silvio

"It's pretty magical. As soon as you enter, you feel a sense of peace. It's much easier to meditate here than at my desk or any other area in the office."



Maria Elena

"Open Seed meditations are more effective for me



Vanessa

"This pod is comfy and inviting. Perfect acoustics

"OpenSeed meditations are more effective for me than any other meditation apps since it encourages me to disconnect from all devices and eliminates all distractions. The cocoon-like feeling helps me get in the zone much quicker."

"This pod is comfy and inviting. Perfect acoustics and interior dimensions gives it a womb-like vibe without making you feel claustrophobic. You always come out feeling lighter."

OPENSEED IN JAPAN

Our partners in Japan conducted a study that tested the effectiveness of the OpenSeed pods with a group of 30 participants. Using heart rate and EEG monitoring, the study concluded that the pod experience accelerates the path to Alpha waves, the brain waves associated with a calm and restful state.


OpenSeed In Japan
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